DREYFUS INFLATION ADJUSTED SECURITIES FUND, INC.
                                 200 Park Avenue
                            New York, New York 10166


                                                            December 16, 1997


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:        Dreyfus Inflation Adjusted Securities Fund, Inc.
           Registration Statement on Form N-1A
           (Registration No. 333-16483)

Gentlemen:

     Pursuant to Rule 477 under the Securities Act of 1933, as amended, application is hereby made by Dreyfus Inflation Adjusted Securities Fund, Inc. (the "Fund") to withdraw the above-referenced Registration Statement. The Fund requests that the Commission consent to this application on the grounds that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors since the Fund has not made a public offering of its shares of Common Stock and the above-referenced Registration Statement has not been declared effective by the Staff of the Commission.

     Please provide the Fund with a copy of the order granting withdrawal of the Registration Statement as soon as it is available.

     If you have any questions regarding this application, please contact Richard Horowitz of Stroock & Stroock & Lavan LLP, the Fund's counsel, at (212) 806-5513.

                                           Very truly yours,


                                            DREYFUS INFLATION ADJUSTED
                                            SECURITIES FUND, INC.


                                            By:________________________
                                               Elizabeth A. Keeley,
                                               Assistant Secretary